Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, November 05, 2021 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with the provisions of Instruction No. 44, dated as of August 23, 2021 and the CVM Instruction No. 480, dated as of December 7, 2009 (“CVM Instruction No. 480/09”), as amended, pursuant to the resolution taken at a meeting held by the Executive Board on this date, in addition to the Material Fact disclosed on October 28, 2021 and in accordance with the best corporate governance practices, hereby informs about the Cerrado Project, which consists of the construction of a new pulp production plant in the city of Ribas do Rio Pardo, in the State of Mato Grosso do Sul (“Cerrado Project”):

1.	Capital investments.

In addition to the industrial capital investment of R$14.7 billion, the Company estimates an additional amount of R$4.6 billion, which includes forestry, logistics, and chemical plant investments, among others, totaling a total expenditure of nineteen billion, three hundred million reais (R$19.3 billion) for the full execution of the Cerrado Project, with disbursement distributed from 2021 and 2024. The Company once again reinforces its commitment to the compliance with its financial policy throughout the investment cycle.

2.	Long-term estimates for the Cerrado Project.

Based on the technical and operational features of the new plant and its forestry base, as well as the management and planning model adopted, Suzano estimates that as from the conclusion of the learning curve of the new industrial plant, the cash production cost of pulp (not including scheduled maintenance downtimes) will be less than R$500 per ton. The Company also estimates, as from the beginning of the second forestry cycle, adopting as reference the start-up of the new plant, the following operating disbursements, on a regime basis, for the new Ribas do Rio Pardo unit: cash production cost of pulp (not including scheduled maintenance downtimes) of less than R$400 per ton and maintenance investments (sustaining capex) of approximately R$270 per ton.

The estimates above reflect amounts in real terms, not taking into consideration expectations or assumptions regarding inflation or exchange rate variations during the period. The estimates consider operating the new Ribas do Rio Pardo plant at full capacity. Forestry cycle is understood as the characteristic period of eucalyptus plantations for the production of bleached hardwood pulp for use in the Paper & Pulp industry.

3.	Reference Form Update

The Company clarifies that item 11 of the Company’s Reference Form will be duly updated, within the period set forth in CVM Instruction No. 480/09.

The Company thus reaffirms, through the disclosure of the information contained in this Material Fact, its commitment to transparency before its shareholders, investors and the market in general, and will keep them timely and adequately informed about any significant change in the projections of synergies; as well as the estimates of long-term operating performance disclosed.

The projections presented herein reflect only current management estimates or expectations, subject to risks and uncertainties, and in no way constitute a promise of performance. Such forward-looking statements within the meaning of Section 27A of the U.S. Securities

Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipates”, “believes”, “expects”, “forecasts”, “intends”, “plans”, “projects”, “targets”, “should”, and other similar terms are intended to identify such forecasts, which of course involve risks or uncertainties anticipated or not anticipated by the Company. Information about business prospects, projections and financial targets are mere forecasts, based on management’s current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and the economic scenario in Brazil and the countries in which the Company operates and the sectors in which it operates. Any change in perception or in the factors described above may cause actual results to differ from the volume projections presented herein.

São Paulo, November 05, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer